Exhibit 4.2

Incorporated in the Cayman Islands

Hailiang Education Group Inc.

SPECIMEN

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value

	Ordinary	US$ 0.0001

Date of Record	Certificate Number	% Paid

100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferrable in accordance therewith.

Director	Director / Secretary